

 Exhibit 11.
 Statement Regarding Computation of Per Share Earnings
 In thousands, except per share amounts


                                                         2nd Qtr.           Six Months
 For the periods ended June 30                        1998      1997      1998      1997

  Average common shares outstanding (basic) ......    11,738    11,430    11,668    11,415
  Common stock equivalents .......................       364       267       324       258
                                                     -------    ------    ------   -------
    Average shares and share equivalents (diluted)    12,102    11,697    11,992    11,673

Net income (loss) ................................   $ 7,030   $ 5,862   $13,604   $11,410

Diluted earnings per share .......................   $  0.58   $  0.50   $  1.13   $  0.98
Basic earnings per share .........................   $  0.60   $  0.51   $  1.17   $  1.00
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